Schedule B

**Primary Business Name: BRUCE MARKETS LLC**                           **BD Number: 300209**

**BD - AMENDMENT**

**01/24/2025**

## BD - INDIRECT OWNERS

| Ownership Codes: | C - 25% but less than 50% | E - 75% or more |
| --- | --- | --- |
| | D - 50% but less than 75% | F - Other General Partners |

| Full Legal Name | DE/FE/I | Entity in Which Interest is Owned | Status | Date Acquired | Own. Code | Control Person | PR | CRD # (or SSN, IRS Tax #, Emp. ID) |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| HULSIZER, MATTHEW NELS | I | PEAK6 LLC | MANAGING MEMBER | 11/2009 | D | Y | N | 2311367 |
| JUST, JENNIFER JANE | I | PEAK6 LLC | MANAGING MEMBER | 11/2009 | D | Y | N | 2261444 |
| PEAK6 GROUP LLC | DE | BRUCE MARKETS HOLDINGS LLC | MANAGING MEMBER | 08/2024 | E | Y | N | 36-4166492 |
| PEAK6 INVESTMENTS LLC | DE | PEAK6 GROUP LLC | MEMBER | 09/2018 | E | Y | N | 36-4087874 |
| PEAK6 LLC | DE | PEAK6 INVESTMENTS LLC | MEMBER | 09/2018 | D | Y | N | 36-4166488 |